Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income before income taxes	$2,643	$2,480	$2,307	$2,057	$1,973
Interest expense	237	189	163	165	167
Portion of rents representative of the interest factor	118	122	127	131	134
	$2,998	$2,791	$2,597	$2,353	$2,274
Fixed Charges
Interest expense	$237	$189	$163	$165	$167
Portion of rents representative of the interest factor	118	122	127	131	134
	$355	$311	$290	$296	$301
Ratio of Earnings to Fixed Charges	8.4	9.0	9.0	7.9	7.6